March 16, 2006


FILED VIA EDGAR AS CORRESPONDENCE AND SENT VIA FEDERAL EXPRESS

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Room 4561
Washington, D.C.  20549

Re: Arkona, Inc.
File No. 000-24372
SEC Comment Letter dated January 23, 2006

Dear Mr. Krikorian:

         As outside U.S. securities counsel for Arkona, Inc. ("Arkona" or the "Company"), we are writing in response to your letter to the Company dated January 23, 2006 (your "Letter"). Each of our responses is based solely on information we have been provided by Arkona, and all representations and commitments are those of Arkona. For clarity, each of our responses is preceded by a bolded restatement of your request.

Background Information Related to Questions 1 through 5 of Your Letter

         Many of the questions in this Letter, as well as in your comment letter to the Company dated September 23, 2005, continue to relate to the Company's revenue recognition policies. We have attempted to clarify and expand these policies and, to assist in the Company's addressing questions 1 through 5 in this Letter, include the revised description of our revenue recognition polices included in our most recent Quarterly Report on Form 10-QSB, as follows:

         Revenue Recognition Policies - During the course of business, the Company recognizes revenue from the following activities: Software Licensing; G/L Setup and Data Conversion; Forms Programming; Installation and Training; Monthly Technical Support & Maintenance; Hardware Sales; and Consulting Services.

         The basis for software license revenue recognition is substantially governed by the provision of the American Institute of Certified Public Accountants' ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition." Consistent with SOP No. 97-2, the Company recognizes license revenue when persuasive evidence of an arrangement for the license of software exists; the products are delivered or services are performed; customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and collection is probable. License fees are generally invoiced,

Stephen Krikorian
March 16, 2006
Page 2

         collected and recognized together with the final portions of installation and training fees. License fees, as distinguished from monthly technical support and maintenance (hosting) fees, represent a small portion of the Company's revenue. This is because use of, or access to, the Company's dealer management software is of limited value absent the periodic updates, customer support and other services that a customer receives in connection with its monthly technical support and maintenance fee.

         Service revenues, which include G/L setup, data conversion, forms programming, and installation and training revenues, are recorded ratably over the life of the service contract or as services are performed and completed and costs incurred.

         Under SOP No. 97-2, when a software arrangement includes multiple-element arrangements, revenues are deferred and recognized in accordance with the AICPA's Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Revenues earned on software arrangements involving multiple-elements are allocated to each element based on the relative fair value of the element. The Vendor Specific Objective Evidence ("VSOE") of fair value of the undelivered elements is generally determined based on the price charged for the undelivered element when sold separately.

         Hardware revenues include the sale of standard computer systems and peripherals, and revenue is recognized when title passes upon shipment of the hardware and/or peripherals to the customer. Installation of the hardware and/or peripherals is not a required component of the purchase contract.

         Installation and training service contracts require the payment of non-refundable security deposits. These deposits are deferred and recognized when services are performed, as noted above. Generally, installation and training services are performed and completed within a four-week to six-week period.

         Monthly technical support & maintenance includes monthly service charges for data hosting, ongoing technical support, automatic software and data upgrades, data transfers, storage and backup, bar coding, and 24/7 server maintenance. These services are billed monthly as stipulated in contracts with all customers (whether under the ASP or run-only model) and earned as the services are performed. All contracts for technical support & maintenance are on a month-to-month basis.

         Consulting services primarily include fees charged for advanced function or new hire training and/or forms programming, all provided subsequent to the initial purchase, installation and training contract. These services are outside the scope of the original purchase, installation and training contract. The Company recognizes consulting service fees as the services are provided and costs incurred.

Stephen Krikorian
March 16, 2006
Page 3

Responses to Specific Comment Letter Questions

1. Your revised revenue recognition policy seems to imply that agreements where the software is hosted on the customers' servers follows the guidance in accordance with SAB 104 rather than SOP 97-2. If true, explain how you applied EITF 00-21 to each deliverable and how you determined that each is a separate unit of accounting under paragraph 9 of EITF 00-19. For those elements that have been separated and that are within the scope of higher-level literature, that element's revenue recognition policy should follow that literature (i.e., SOP 97-2). See paragraph 4(a)(iii) of EITF 00-21.
          ----------------------------------------------------------------------

         Response: As set forth in the revenue recognition policy set forth above, the Company agrees that revenue from its Arkona dealer management system (the "ADMS") should be recognized in accordance with SOP No. 97-2. The Company provides the ADMS to a majority of its customers (and all of its new customers since 2002) using an Application Service Provider ("ASP") model. Under this model, the software is resident on servers owned and maintained by the Company. These servers are not dedicated to any one specific customer. Customer data bases, created using the software, also reside on the Company's servers. Customers access the software and data files through use of the Internet. For customers using the ASP model, at no time does the software ever reside on servers that are owned or maintained by them. All software licenses sold by the Company since fiscal year 2002 have been based upon customers using the ASP model.

         Notwithstanding the norm described above, under the Company's current form of customer agreement, its customers technically have the option of requesting a run-only copy of the software and operating it on a server at their location. Since the customer has a contractual right to take possession of the software at any time during the hosting period without a significant penalty and it appears feasible for the customer to either run the software on its own hardware or contract with a third party to host the software, then SOP No. 97-2 should be followed.

         The Company's revised revenue recognition policies, as described above,
explains   how   the   Company   accounts   for   software   arrangements   when
multiple-element arrangements exist.

2. We note your response to prior comment No 5. Your revised revenue recognition policy indicates that installation and training services includes software licensing, server file configuration, on-site training, software and hardware installation, forms programming and data conversion. Tell us why you believe software licensing should be included as installation and training services.
         -----------------------------------------------------------------------

         Response: Please note our clarified revenue recognition policies as described above, in which software licensing is separated from installation and training. The policy previously described the software licensing revenue and the installation revenue as being recognized together because, in general, the contractual condition to the Company's right to receive and retain the license fee is completion of the installation and training process. Although recognized under different accounting principles, licensing revenue and the installation revenue are, as a practical matter, usually recognized at the same time.

Stephen Krikorian
March 16, 2006
Page 4

         Confirm that the software licensing is only combined with this service when the company is hosting the software (i.e., ASP model).
         -----------------------------------------------------------------------

         Response: As has previously been noted, the Company has not installed a new non-ASP customer since 2002. Because the license fee (more accurately referred to as a connection fee) is received only in connection with a new installation, the Company has not in its recent history recognized any license fee with revenue with respect to a non-ASP customer.

         Further, tell us how you charge your customers for hosting services. Describe how your price structure varies under both the ASP model and the run-only model. Note that hosting arrangements that are subject to SOP 97-2 include a separate deliverable for providing hosting services. See paragraph 6 of EITF 00-3. The portion of the fee allocated to the hosting element should be recognized as the services are being provided. In this regard, clearly indicate how you separate the hosting element and how you recognize this element over the hosting term.
         -----------------------------------------------------------------------

         Response: The Company's fee structure, including its monthly technical support and maintenance fee, is the same whether or not the customer accesses the ADMS through an ASP model or a run-only model. The Company is aware that, in a hosted software environment, EITF 00-3 requires the allocation of recurring monthly fees between the software element and the hosting element based on vendor-specific evidence of fair value and that revenue should be recognized on the software element when the delivery has occurred and on the hosting element when services are performed. Neither the amount of the license fee nor the amount of the monthly technical support and maintenance fee differ between ASP and non-ASP customers. Based upon this vendor specific evidence, the Company views the software component and the hosting component as being inseparable - other than the small license / connection fee, which is recognized when delivery, installation and training are complete. Even if the hosting component and the software component were severable, the Company believes that how the monthly technical support and maintenance fees are allocated between the two components would be irrelevant, since portions of the fee allocated to each component would be recognized when, and only when, the service is provided.

3. We note your response to prior comment No. 5. Your response indicates that you consider your consulting service contracts to be outside the scope of the original agreement. Tell us how you considered each of the factors discussed in TPA 5100.39.
         -----------------------------------------------------------------------

         Response: The factors discussed in TPA 5100.39 as suggestive that a group of contracts should be accounted for as a single arrangement and how the Company addresses each of those factors with respect to its consulting agreements, are as follows:

         o The contracts or agreements are negotiated or executed within a short time frame of each other: Contracts for consulting services are generally negotiated and executed without regard to the timing ADMS license and service agreements. Although there may be occasions where the agreements are executed at or about the same time, the timing in those cases is a matter of coincidence and convenience.
         o The different elements are closely interrelated or interdependent in terms of design, technology, or function: The ADMS license and service agreements cover all items, such as installation, conversion and training that are necessary to utilize the ADMS.

Stephen Krikorian
March 16, 2006
Page 5

              Consulting services often relate to the ADMS or one of its features but are not integral to its functionality. The Company believes that this "relatedness" is not the same as "interrelatedness" or "interdependence."
         o The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily. The fee provisions of our ADMS license and services agreements and those of the Company's consulting agreements do not reference the other, and there are no provisions permitting a refund of one fee if the other item is not completed.
         o One or more elements in one contract or agreement are essential to the functionality of an element in another contract: The ADMS license and service agreements cover all items, such as installation, conversion and training that are necessary to utilize the ADMS. Consulting services may relate to the ADMS or one of its features but are not integral to its functionality.
         o Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement: The fee provisions of our ADMS license and services agreements and those of the Company's consulting agreements do not reference the other.
         o The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what is essentially a single project: The ADMS license and service agreements cover all items, such as installation, conversion and training, that are necessary to utilize the ADMS. Consulting services may relate to the ADMS or one of its features but are not integral to its functionality. A consulting contract would be viewed as an entirely separate and distinct service function by the Company's customer.

         Your response also indicates that the consulting services are outside the scope of SOP 97-2 and are being recognized under the percentage of completion method over the period in which the services are provided. Tell us how you considered the guidance footnote 1 of SOP 81-1 and paragraphs 63 through 71 of SOP 97-2, and why you believe that the percentage of completion method is the appropriate method to recognize the revenue from your consulting service contracts.
         -----------------------------------------------------------------------

                  Response: For the reasons explained above and below, the Company does not believe that the guidance in footnote 1 of SOP No. 81-1 and paragraphs 63-71 of SOP No. 97-2 is applicable to the Company's consulting service contracts. As explained in paragraph 63 of SOP No. 97-2, those provisions address when an arrangement includes both a software element and a service element. It identifies as examples services such a training, installation, implementation support, software design and customization or modification of the licensed software. The Company accounts for service elements that are part of the ADMS arrangement, such as installation, training and conversion, under the contract accounting methods referenced in paragraph 64 of SOP No. 97-2. Consulting services, on the other hand, are not essential to the functionality of the ADMS. Although they relate to the ADMS (the software component of which is off-the-shelf software), the consulting services do not include significant alterations to features, complex interfaces, interconnected payment relationships, milestones that affect the license fee, or other factors identified in this paragraphs. Moreover, most of the consulting services provided by the Company are available from other vendors.

Stephen Krikorian
March 16, 2006
Page 6

                  The Company believes that the percentage of completion method is appropriate because reasonably dependable estimates of performance and revenue can be made and each of the following conditions exist:

         o Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.
         o The buyer can be expected to satisfy his obligations under the contract.
         o    The  contractor  can  be  expected  to  perform  his   contractual
              obligations.

4. We note your response to prior comment No. 5. Tell us how you determine VSOE for each element in your arrangements where the software is hosted on the customers' servers. Your response should address the criteria in paragraph 10 of SOP 97-2.
         -----------------------------------------------------------------------

         Response: Paragraph 10 of SOP No. 97-2 provides that vendor-specific objective evidence is limited to (1) the price charged when the same element is sold separately, or (2) for an element not yet sold separately, the price established by management having the relevant authority (which must be the probable price). As stated throughout this response, the Company does not intend to charge for the hosting element separately. The Company's monthly technical support and maintenance fee, its only recurring revenue from the ADMS, is the same whether or not the ADMS is used in an ASP or non-ASP environment. Under these circumstances, the Company believes that the vendor specific evidence of the fair value of the hosting element is negligible. More significantly, the Company is uncertain why allocation between the software element (other than the initial fee) and the hosting element is significant, since it believes that the timing of revenue recognition for the monthly technical support and maintenance fee would be the same regardless of how that fee was allocated among the hosting element, the software element and any other element (such as a service element).

5. Considering our comments above related to your revenue recognition policy, provide us with any proposed revisions to your revenue recognition policy disclosures. The policy disclosure should be divided between those agreements that are hosting from those that are run-only.
         -----------------------------------------------------------------------

         Response: Please note our clarified revenue recognition policies as described above. As explained in the Company's previous responses, the Company does not believe that segregation between ASP and non-ASP arrangements is necessary or appropriate in light of the Company's pricing policies (which are identical for ASP and non-ASP contracts).

6. Tell us the applicable tax rate used to record the deferred tax amounts and explain why that rate is proper. See paragraphs 17(b) and 18 of SFAS 109. Support your statement that "earnings have substantially improved" with your historical results and clearly indicate why you believe that earnings will improve in order to fully realize the NOL (i.e., amount of taxable income necessary to utilize the NOL). Explain your statement that excess book net asset value over the corresponding tax basis supports the asset and indicate why this excess does not result in a deferred tax liability. The amount of the NOL should be disclosed in the footnotes. See paragraph 48 of SFAS 109. In addition, due to the significances of the deferred tax asset and the judgments and uncertainties, your policies for accounting for the deferred tax

Stephen Krikorian
March 16, 2006
Page 7

         assets should be identified as a critical accounting policy in MD&A. This disclosure should highlight the assumptions regarding the applicable tax rate and the uncertainties in realizing the benefits of the NOL.
         -----------------------------------------------------------------------

         Response: The tax rate used to calculate deferred tax amounts was 39%, comprised of 34% federal and 5% state. The Company believes this is the correct rate based upon the estimated applicable rate when the temporary differences will reverse. The Company expects to have these differences reverse in periods for which taxable income will exceed $335,000. According to SFAS 109, paragraph 198, "...if taxable income exceeds a specified amount, all taxable income is taxed, in substance, at a single flat rate." The Company believes the taxable income that will be reduced by the deferred tax assets to be at that range in which a single flat rate would be applicable.

         As of March 31, 2005, the Company's NOL carryforward totaled $14,185,577. Only $321,807 will expire within the next ten years. The Company has estimated that its estimated future taxable income will result in a substantial benefit being realized prior to expiration of the NOL carryforwards. The Company estimates that it will have approximately $1,000,000 in income before taxes for Fiscal Year 2006. Conservative projections developed by the Company for the next 10 years estimates income before taxes to exceed the amount of NOL carry forward available to the Company. The Company now has an established customer base and market acceptance, it is increasing its installed base at a rate of 10 to 15 installations each and every month, and it's recurring monthly support revenues are growing at 3% to 4 % monthly. It is projected that revenues will grow at a greater rate than expenses and, therefore, income before taxes should also continue to grow exponentially.

         The statement "excess book net asset value over the corresponding tax basis supports the asset" was incorrectly worded and we apologize for the confusion. The statement should have been worded as follows:

                  "We believe that many of the Company's assets have an appreciated asset value over its corresponding tax basis. We believe that the fair market value of these assets, in particular intangible assets including software development costs, have substantially appreciated to support the realization of a portion of the deferred tax asset."

         In future filings, the Company will disclose the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes as required in paragraph 48 of SFAS 109. In addition, the Company will disclose our policies for accounting for the deferred tax assets as a critical accounting policy within the MD&A section. The Company will disclose the assumptions regarding the applicable tax rate as well as the uncertainties associated with realizing the benefits of the NOL carryforward.

Stephen Krikorian
March 16, 2006
Page 8

Background Information Related to Questions 7 through 10 of Your Letter
-----------------------------------------------------------------------

         Questions 7 through 10 of your Letter relate to inconsistencies between amounts reported in the Company's Quarterly Reports on Form 10-QSB for the quarters ended June 30, 2005 and September 30, 2005 (the "2005 Forms 10-QSB") with respect to the quarters ended June 30, 2004 and September 30, 2004 and the amounts reported for the same quarters included in its Quarterly Reports on Form 10-QSB with respect to those quarters (the "2004 Forms 10-QSB"). For convenience, the amounts reported with respect to the quarters ended June 30, 2004 and September 30, 2004 are hereinafter referred to as the "2004 Financial Information," and its different iterations are referred to as the "Original 2004 Financial Information" (as reported in the 2004 Forms 10-QSB), the "Adjusted 2004 Financial Information" (as reported in the 2005 Forms 10-QSB) and the "Reconciled 2004 Financial Information" (as adjusted following the reconciliation process described below).

         The inconsistencies between the Original 2004 Financial Information and the Adjusted 2004 Financial Information are rooted in the change of the Company's Chief Financial Officer that occurred in April 2005. In preparing the 2005 Forms 10-QSB, the Chief Financial Officer noted that certain line items reported in the 2004 Forms 10-QSB did not reconcile with the Company's general ledger or other comparable sources (such as bank records). When the Chief Financial Officer noticed the inconsistencies, he assumed that the general ledger or other comparable source was the more reliable source. Accordingly, when reporting the 2004 Financial Information in the 2005 Forms 10-QSB, he adjusted the 2004 Financial Information in order to be sure that it reconciled with the general ledger and other sources and reported the Adjusted 2004 Financial Information. These adjustments were not identified as a restatement, but, in retrospect, the Company believes they probably should have been.

         In part as a result of your comment letters and in part as part of his ordinary preparations of the Company's Form 10-QSB for the quarter ended December 31, 2005 (the "12/31 Form 10-QSB"), in early 2006, the Chief Financial Officer began a thorough review of the sources underlying the Original 2004 Financial Information and compared them to the Original 2004 Financial Information. In the process, he noted additional discrepancies and the absence of supporting papers in certain circumstances and came to the conclusion that he could not rely upon the accuracy of the Original 2004 Financial Information (or his Adjusted 2004 Financial Information since it reflected only certain changes). He described his process and reported his concerns to the Audit Committee in the course of a routine meeting related to the 12/31 Form 10-QSB. After this meeting and a follow up meeting in which the Company's independent auditors participated, the Audit Committee determined on February 14, 2006 that the Original 2004 Financial Information and the Adjusted 2004 Financial Information could no longer be relied upon. That conclusion was reported and explained in a Form 8-K filed with the SEC on February 17, 2006.

         At the same meeting, the Audit Committee also directed the Chief Financial Officer and his staff (and any consultants he believed he needed to hire) to complete reconciliations of the 2004 Financial Information with as many original sources as possible in order to be sure that the Chief Financial Officer (and, in turn, the CEO and Audit Committee) could be confident that the 2004 Financial Information reported in the 12/31 Form 10-QSB (and any amendments

Stephen Krikorian
March 16, 2006
Page 9

to the 2005 Forms 10-QSB) were accurate and supportable. This review and reconciliation process involved, among other things:

         o the reallocation, to conform with GAAP, of expenses among accounts (e.g. moving server expenses from engineering to cost of sales);
         o the reallocation, based upon extant evidence such as license and installation contracts, billing records, travel schedules, training schedules, etc., of revenue between quarters;
         o the tying of the general ledgers to the underlying subsidiary ledgers for all balance sheet accounts;
         o the reconciliation of all cash balances with related bank account statements;
         o the creation and modification of schedules related to fixed assets and capitalized assets; and
         o other steps designed to be sure that schedules, ledgers, statements and external reports were all consistent, complete and reliable.

This process was agreed to by the Company's external auditing firm. The result of this process was the Reconciled 2004 Financial Data (which is set forth in the tables below). In the course of the review, the Company determined that the primary source of problem was incomplete documentation as to how inter-quarter allocation decisions were made in the prior year. The inter-quarter discrepancies  did not appear to be  systematic  or  suggestive  of  misconduct.
Moreover, reported revenue, cash and related numbers, except for a minor adjustment to beginning period revenues, reconcile for the fiscal year ended March 31, 2005 as a whole. Other areas of significant change involved re-classification of expenses and adjustments to income tax provisions.

         The following table identifies the net adjustments to the Statement of Operations included in the Original 2004 Financial Information necessary in order to correct the inter-quarter allocation errors and other problems discovered as part of the Company's internal procedures:

------------------------ ---------------- ---------------- ---------------- --------------- -----------------
                         3 Months Ended   3 Months Ended      3 Months         3 Months          Fiscal
                            06/30/04         09/30/04           Ended           Ended         Year 03/31/05
                                                              12/31/04         03/31/05
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
       Revenues
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As originally reported   $ 1,800,203      $ 1,739,409      $ 1,891,272      $ 1,823,777     $ 7,254,661
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
Net adjustments          $   (53,887)     $  (298,186)     $   224,307      $   182,035     $    54,269
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As reconciled            $ 1,746,316      $ 1,441,223      $ 2,115,579      $ 2,005,812     $ 7,308,930
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
     Cost of Sales
------------------------ ---------------- ---------------- ---------------- --------------- -----------------

As originally reported   $   832,089      $   881,598      $   722,848      $ 1,375,240     $ 3,811,775
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
Net adjustments          $   203,182      $     3,179      $   357,528      $  (125,799)    $   438,090
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As reconciled            $ 1,035,271      $   884,777      $ 1,080,376      $ 1,249,441     $ 4,249,865
------------------------ ---------------- ---------------- ---------------- --------------- -----------------

Stephen Krikorian
March 16, 2006
Page 10

------------------------ ---------------- ---------------- ---------------- --------------- -----------------
  Operating Expenses
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As originally reported   $   831,979      $   827,753      $   990,691      $ 1,029,028     $ 3,679,451
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
Net adjustments          $   (64,067)     $  (130,353)     $  (147,253)     $    15,971     $  (325,702)
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As reconciled            $   767,912      $   697,400      $   843,438      $ 1,044,999     $ 3,353,749
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
      Tax Benefit
------------------------ ---------------- ---------------- ---------------- --------------- -----------------

As originally reported   $ 1,764,400      $ 1,764,400      $ 1,764,400      $(1,813,963)    $ 3,479,237
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
Net adjustments          $  (894,591)     $  (894,591)     $  (894,591)     $ 2,683,773     $      -
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As reconciled            $   869,809      $   869,809      $   869,809      $   869,810     $ 3,479,237
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
   Net Income (Loss)
      Before Tax
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As originally reported   $   206,170      $    27,205      $   173,733      $  (596,826)    $  (189,718)
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
Net adjustments          $  (193,765)     $  (171,751)     $    15,534      $   291,862     $   (58,120)
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As reconciled            $    12,405      $  (144,546)     $   189,267      $  (304,964)    $  (247,838)
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
   Net Income(Loss)
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As originally reported   $ 1,970,570      $ 1,791,605      $ 1,938,133      $(2,410,789)    $ 3,289,519
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
Net adjustments          $(1,088,356)     $(1,066,342)     $  (879,057)     $ 2,975,635     $   (58,120)
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As reconciled            $   882,214      $   725,263      $ 1,059,076      $   564,846     $ 3,231,399
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
       Basic EPS
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As originally reported        $0.06            $0.05            $0.06          $(0.07)           $0.10
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
Net adjustments              $(0.03)          $(0.03)          $(0.03)          $0.09              $-
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As reconciled                 $0.03            $0.02            $0.03           $0.02            $0.10
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
      Diluted EPS
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As originally reported        $0.06            $0.01            $0.05          $(0.03)           $0.09
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
Net adjustments              $(0.04)           $0.01           $(0.02)          $0.04           $(0.01)
------------------------ ---------------- ---------------- ---------------- --------------- -----------------
As reconciled                 $0.02            $0.02            $0.03           $0.01            $0.08
------------------------ ---------------- ---------------- ---------------- --------------- -----------------

Stephen Krikorian
March 16, 2006
Page 11

         The following table identifies the net adjustments to the Balance Sheet included in the Original 2004 Financial Information necessary in order to correct the inter-quarter allocation errors and other problems discovered as part of the Company's internal procedures:

        ----------------------------- ---------------- --------------- --------------- ---------------
                                      3 Months Ended      6 Months        9 Months      Fiscal Year
                                         06/30/04      Ended 09/30/04      Ended       Ended 03/31/05
                                                                          12/31/04
        ----------------------------- ---------------- --------------- --------------- ---------------
             Net Cash (Used by)
            Operating Activities
        ----------------------------- ---------------- --------------- --------------- ---------------
        As originally reported        $  (219,905)     $ (327,752)     $  (33,442)     $  131,667
        ----------------------------- ---------------- --------------- --------------- ---------------
        Net adjustments               $   (20,452)     $  336,899      $   20,018      $       (1)
        ----------------------------- ---------------- --------------- --------------- ---------------
        As reconciled                 $  (240,357)     $    9,147      $ ( 13,424)     $  131,666
        ----------------------------- ---------------- --------------- --------------- ---------------
            Net Cash (Used for)
            Investing Activities
        ----------------------------- ---------------- --------------- --------------- ---------------
        As originally reported        $   (73,382)     $  (12,171)     $ (211,089)     $ (533,192)
        ----------------------------- ---------------- --------------- --------------- ---------------
        Net adjustments               $    46,492      $ (217,645)     $ (148,580)     $     -
        ----------------------------- ---------------- --------------- --------------- ---------------
        As reconciled                 $   (26,890)     $ (229,816)     $ (359,669)     $ (533,192)
        ----------------------------- ---------------- --------------- --------------- ---------------
            Net Cash Provided by
            Financing Activities
        ----------------------------- ---------------- --------------- --------------- ---------------
        As originally reported        $    69,950      $  150,701      $  150,700      $  180,750
        ----------------------------- ---------------- --------------- --------------- ---------------
        Net adjustments               $      -         $    2,549      $   22,550      $     -
        ----------------------------- ---------------- --------------- --------------- ---------------
        As reconciled                 $    69,950      $  153,250      $  173,250      $  180,750
        ----------------------------- ---------------- --------------- --------------- ---------------
            Ending Cash Balance
        ----------------------------- ---------------- --------------- --------------- ---------------
        As originally reported        $   138,697      $  172,732      $  268,123      $  141,179
        ----------------------------- ---------------- --------------- --------------- ---------------
        Net adjustments               $    24,933      $  120,776      $ (107,039)     $     -
        ----------------------------- ---------------- --------------- --------------- ---------------
        As reconciled                 $   163,630      $  293,508      $  161,084      $  141,179
        ----------------------------- ---------------- --------------- --------------- ---------------

         In the 12/31 Form 10-QSB, the Company reflected the Reconciled 2004 Financial Information for the three-month and nine-month periods ended on December 31, 2005. The Company intends to reflect the Reconciled 2004 Financial Information for the periods ended June 30, 2004 and September 30, 2004 in amendments to its Quarterly Reports on Form 10-QSB for the quarters ended June 30, 2005 and September 30, 2005. However, in order to avoid the filing of successive incomplete amendments, the Company is planning to defer the filing of such amendments until the Staff's review is more complete.

Stephen Krikorian
March 16, 2006
Page 12

Responses to Specific Comment Letter Questions

7. We note that your condensed statements of operations for the three months ended June 30, 2005 and 2004 does not foot or agree with the amounts reported in the Form 10-QSB filed on August 16, 2004. For instance, revenues and the income tax benefit have changed significantly. Explain in detail the reasons for these differences and provide us with an analysis of your conclusions. Revise accordingly.
         -----------------------------------------------------------------------

         Response:   See Background Information above.

8. We note that your condensed statements of cash flows for the three months ended June 30, 2005 and 2004 does not foot or agree with the amounts reported in the Form 10-QSB filed on August 16, 2005. We further note that the ending cash balance reported in the condensed statements of cash flows for the three months ended June 30, 2004 does not agree with the cash balance reported in the Form 10-QSB filed on August 16, 2004. Explain in detail the reasons for these differences and provide us with an analysis of your conclusions. Revise accordingly.
         -----------------------------------------------------------------------

         Response:  See Background Information above.

9. We note that your condensed statements of operations for the six months ended September 30, 2005 and 2004 and the three months ended September 30, 2004 does not foot or agree with the amounts reported in the Form 10-QSB filed on November 15, 2005. For instance, revenues and the income tax benefit have changed significantly. Explain in detail the reasons for these differences and provide us with an analysis of your conclusions. Revise accordingly.
         -----------------------------------------------------------------------

         Response:   See Background Information above.

10. We note that your condensed statements of cash flows for the six months ended September 30, 2005 and 2004 does not agree with the amounts reported in the Form 10-QSB filed on November 15, 2005. We further note that the ending cash balance reported in the condensed statements of cash flows for the six months ended September 30, 2004 does not agree with the cash balance reported in the Form 10-QSB filed on November 15, 2005. Explain in detail the reasons for these differences and provide us with an analysis of your conclusions. Revise accordingly.
         -----------------------------------------------------------------------
         Response:  See Background Information above.

                                * * * * * * * * *

         If you have any questions regarding the foregoing, feel free to call me at the number set forth below or Lee Boardman, Chief Financial Officer of Arkona at (801) 501-7110.


                                   Sincerely,

                                   /s/  Bryan T. Allen
                                   -------------------
                                   Bryan T. Allen